SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2008

☐	Transition report Pursuant to section 15(d) of the Securities Exchange Act of 1934

From the Transition Period from              to

Commission File Number:

000-50091

Full title of the plan and address of the plan, if different from the issuer named below:

BANK OF FLORIDA CORPORATION 401(K) PLAN

Name of the issuer of the securities held pursuant to the plan and the address from that of its principle executive office:

BANK OF FLORIDA CORPORATION

1185 Immokalee Road

Naples, Florida 34110

In accordance with General Instruction A to Form 11-K, the Plan, which is subject to the Employee Retirement Income Security Act of 1974, elects to file Plan Financial Statements and Schedules in accordance with the financial reporting requirements of ERISA.

Furnished herewith are the financial statements of the plan as of December 31, 2008 and December 31, 2007 and for the year ended December 31, 2008.

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Bank of Florida Corporation 401(k) Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

EXHIBITS

23.1	Consent of Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BANK OF FLORIDA CORPORATION 401(K) PLAN

Date: June 29, 2009	/s/ John B. James
John B. James, Trustee